UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 13, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Dynagas LNG Partners LP

File No. 333-191653 - CF#30233

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Dynagas LNG Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 10, 2013, as amended.

Based on representations by Dynagas LNG Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through May 31, 2018
Exhibit 10.9	through January 31, 2020
Exhibit 10.10	through August 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary